UbiquiTel Inc.

One West Elm Street, Suite 400

Conshohocken, PA  19428

Phone: (610) 832-3300

Fax: (610) 832-3401

June 14, 2006

BY EDGAR AND BY FACSIMILE

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 3720

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director
Inessa Berenbaum, Senior Staff Accountant
Dean Suehiro, Senior Staff Accountant

Re:	UbiquiTel Inc. and UbiquiTel Operating Company (collectively, the “Company”)
Form 10-K for the fiscal year ended December 31, 2005
Filed March 15, 2006 (“Form 10-K”)

Ladies and Gentlemen:

We are writing in response to the Staff’s letter dated April 27, 2006, our response letter dated May 10, 2006, and our telephone conversation with the Staff on June 2, 2006. For your convenience, we have repeated your follow-up questions raised on our telephone conversation.

Form 10-K for the year ending December 31, 2005

ITEM 1A. Risk Factors, page 30

1.                                       If an impairment test of the management agreement intangible asset had been made after the closing of the Sprint-Nextel merger, do you believe the intangible asset would have been impaired?

UbiquiTel Response

We completed our annual testing for goodwill impairment as of October 31, 2005 (which was subsequent to the closing of the Sprint-Nextel merger in August 2005) and did not recognize any impairment charges. Since the future cash flows associated with our goodwill impairment test are the same future cash flows we would use to test the impairment of the management agreement intangible asset, we confirm to you that we would not have recognized an impairment charge relating to the management agreement intangible asset upon the Sprint-Nextel merger.

Securities and Exchange Commission
June 14, 2006

Critical Accounting Policies and Estimates, page 46

2.                                       In future filings, please quantify your disclosure of the key assumptions and their sensitivity to change in regard to the annual assessment of long-lived assets and goodwill valuations.

UbiquiTel Response

In regard to the assumptions used in our annual assessment of long-lived assets and goodwill valuations, we undertake in the appropriate future filings to provide detailed disclosures regarding the key assumptions used in determining future cash flows and quantitative impacts, if any, on asset recoverability from sensitivity analyses performed on such assumptions.

Should you have any questions or desire to discuss any part of this letter, please contact me at (610) 832-3392

Very truly yours,

/s/ James J. Volk
James J. Volk
Chief Financial Officer

cc:            Bruce Goldberg

Patricia E. Knese